UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): The Toronto-Dominion Bank

B.	This is (select one):

☑ an original filing for the Filer

☐ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: The Toronto-Dominion Bank

Form type: F-4

File Number (if known): 333-119517

Filed by: The Toronto-Dominion Bank

Date Filed (if filed concurrently, so indicate): Originally filed on October 4, 2004 and amended on November 16, 2004, December 16, 2004 and January 11, 2005

D.	The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated)

Canada

and has its principal place of business at (Address in full and telephone number)

Toronto-Dominion Centre, Toronto, Ontario M5K 1A2 (Canada), (416) 982-8222

E.	The Filer designates and appoints (Name of United States person serving as agent)

Brendan O’Halloran (“Agent”) located at (Address in full in the United States and telephone number)

The Toronto-Dominion Bank, 31 West 52nd Street, New York, NY 10019-6101, (212) 827-7000

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form (Name of Form) F-4 filed on (Date) Originally filed on October 4, 2004 and amended on November 16, 2004, December 16, 2004 and January 11, 2005 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of      Toronto      Country of      Canada      this      14th      day of      January,      2005     .

Filer:	THE TORONTO DOMINION BANK

By:	/s/ Christopher Montague

Name:	Christopher A. Montague
Title:	Executive Vice President and General Counsel

This statement has been signed by the following person in the capacity indicated on January 14, 2005.

BRENDAN O’HALLORAN
          AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

/s/ Brendan O’Halloran

Brendan O’Halloran
Senior Vice President

THE TORONTO-DOMINION BANK

CERTIFICATE

I, Christopher A. Montague, Executive Vice President and General Counsel of the The Toronto-Dominion Bank (the “Bank”), do hereby certify (i) that the following resolution of the Bank, which authorizes Brendan O’Halloran, Senior Vice President of the Bank, as agent for service of process in the United States and to designate any other person to serve as such agent for service, is a true copy of a resolution duly passed by the Board of Directors of the Bank at a meeting duly called and held on the 25th day of August, 2004 and (ii) that said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

     “RESOLVED, that Brendan O’Halloran, or such other person as he may designate, is hereby appointed as agent for service of process of the Bank in the United States under the Securities Act in connection with the Registration Statement and any and all amendments or supplements thereto, with all powers consequent to such appointment.”

IN WITNESS WHEREOF I have hereunto subscribed my name in the City of Toronto, in the Province of Ontario, this 28th day of October 2004.

/s/ Christopher A. Montague

Christopher A. Montague
Executive Vice President and General Counsel